FEDERAL INSURANCE COMPANY
Endorsement No:	5
Bond Number:	81948090
NAME OF ASSURED: NT ALPHA STRATEGIES FUND C/O NORTHERN TRUST COMPANY GLOBAL FUND SERVICES

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Alpha Core Strategies Fund f/k/a NT Alpha Strategies Fund

Equity Long/Short Opportunities Fund f/k/a NT Equity Long/Short Strategies Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 5, 2015

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

FIRST AMENDMENT TO JOINT INSURED FIDELITY BOND AGREEMENT

This First Amendment, dated as of January 1, 2015 (this “Amendment”), to the Joint Insured Fidelity Bond Agreement, dated as of August 14, 2014 (the “Agreement”), is made by and between Alpha Core Strategies Fund (f/k/a NT Alpha Strategies Fund) and Equity Long/Short Opportunities Fund (f/k/a NT Equity Long/Short Strategies Fund) (each a “Trust” and together, the “Trusts”).

BACKGROUND

A.	Effective January 1, 2015, the Board of Trustees of each Trust approved the following name changes:

Past	New
NT Alpha Strategies Fund	Alpha Core Strategies Fund
NT Equity Long/Short Strategies Fund	Equity Long/Short Opportunities Fund

B.	The Trusts desire to amend the Agreement and Exhibit A, thereto, in accordance with Section 7 thereof to reflect the Trusts’ name changes.

NOW, THEREFORE, effective as of the date above, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.	Trust Name Changes. The Agreement is amended as follows: the name “NT Alpha Strategies Fund” is hereby deleted and replaced with the name “Alpha Core Strategies Fund”; and the name “NT Equity Long/Short Strategies Fund” is hereby deleted and replaced with the name “Equity Long/Short Opportunities Fund.”

2.	Effect of this Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

3.	Governing Law. This Amendment shall be construed in accordance with the laws of the State of Delaware.

4.	Shareholder Liability. This Amendment is executed by or on behalf of each of the Trusts with respect to the portfolios of each of the Trusts and the obligations hereunder are not binding upon any of the Trustees, officers or shareholders of each Trust individually but are binding only upon each Trust and its assets and property. All obligations of the Trusts under this Amendment shall apply only on a portfolio-by-portfolio basis, and the assets of one portfolio shall not be liable for the obligations of another portfolio.

5.	Counterparts. This Amendment may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Amendment as of the day and year first above written.

ALPHA CORE STRATEGIES FUND

By:	/s/ Robert DiCarlo
Name: Robert DiCarlo Title: President
EQUITY LONG/SHORT OPPORTUNITIES FUND

By:	/s/ Randal Rein
Name: Randal Rein Title: Treasurer

ASSISTANT SECRETARY’S CERTIFICATE

I, Marcia Y. Lucas, Secretary Pro Tempore of NT Equity Long/Short Strategies Fund (the “Trust”), hereby certify that the following resolutions: (i) approving the form and amount of the fidelity bond have been adopted, first by the Trustees who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) voting separately and then by the entire Board of Trustees of the Trust, voting as a whole, at a meeting duly called and held on August 14, 2014, at which a quorum was present and acting throughout; and (ii) approving the name change of the Trust have been adopted by the entire Board of Trustees of the Trust, at a meeting duly called and held on November 13, 2014, at which a quorum was present and acting throughout:

Fidelity Bond Approval

RESOLVED, that the Board of Trustees of each of NT Alpha Strategies Fund (“NT Alpha”) and NT Equity Long/Short Strategies Fund (“NT Equity” and, together with NT Alpha, the “Trusts”) has determined, on advice of counsel, that the Joint Investment Company Asset Protection Bond (the “Joint Fidelity Bond”), in the form and amount provided at this meeting, with a limit of liability of $900,000 for NT Alpha and $525,000 for NT Equity, and where the Trusts’ assets of the named insureds, satisfies the coverage requirements of Rule 17g-1(d) under the Investment Company Act of 1940, as amended (the “1940 Act”) and is in the best interest of the Trusts; and

FURTHER RESOLVED, that the premium for the Joint Fidelity Bond shall be apportioned pro rata between the named insureds based on the premium each insured would have had to pay if it had provided and maintained a single fidelity bond; and

FURTHER RESOLVED, that the Fidelity Bond Joint Insured Agreement between the Trusts, in the form presented at the meeting, providing that in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by one of the Trusts and one or more other named insureds, such Trust shall receive an equitable and proportionate share of the recovery at least equal to the amount which it would have received had it provided and maintained a single fidelity bond with the minimum coverage required by paragraph Rule 17g-1(d)(1) under the 1940 Act; and

FURTHER RESOLVED, that the form and amount of the Fidelity Bond coverage and the payment of the premium to be paid by the Trusts thereunder are approved by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trusts or of the investment manager of Trusts, as defined in Section 2(a)(19) of the 1940 Act, after consideration of all factors deemed relevant by the Board, including but not limited to the nature of the business activities of the Trusts, the amount of the Fidelity Bond, the amount of the premium of such bond, the value of the assets of the Trusts, the type and terms of the arrangements made for the custody of the Trusts’ assets and the nature of the securities in the Trusts, the number of other parties named as insured, the ratable allocation of the premium among all parties named as insured, and the share of the premium allocated to each of the Trusts relative to the premium such Trust would have paid had it maintained a single fidelity bond; and

FURTHER RESOLVED, that the Board of Trustees, including a majority of the Independent Trustees shall review the Fidelity Bond at least annually in order to ascertain whether or not such policy continues to satisfy the coverage requirements of Rule 17g-1(d) under the 1940 Act and continues to be in the best interests of the Trusts; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary and any Assistant Secretary of each of the Trusts are hereby designated as the officers of the Trusts who are authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and

FURTHER RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

Trust Name Change

RESOLVED, that effective on or about January 1, 2015, or such other date as determined by the President of the Trust, the name of NT Alpha Strategies Fund be, and it hereby is, changed to “Alpha Core Strategies Fund”; and it is

FURTHER RESOLVED, that effective on or about January 1, 2015, or such other date as determined by the President of the Trust, the name of NT Equity Long/Short Strategies Fund be, and it hereby is, changed to “Equity Long/Short Opportunities Fund”; and it is

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized in the name and on behalf of the Trusts to prepare and cause to be filed with the Securities Exchange Commission, the State of Delaware and any other relevant governmental authority, as applicable, one or more supplements, amendments or amendments and restatements to each Trust’s registration statement, offering memorandum and declaration of trust, reflecting such Trust’s name change, which documents shall be in such form as such officer or officers preparing the same may, with the advice of counsel, approve as necessary or desirable and appropriate; to prepare, execute and/or deliver any additional documents or certificates as such officer or officers may, with the advice of counsel, determine to be necessary or desirable and appropriate; and to cause notice of the changes to be provided to the Trusts’ unitholders.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 13th day of February 2015.

/s/ Marcia Y. Lucas
Marcia Y. Lucas
Secretary Pro Tempore